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04013319

SECURITI ... SSION

SO 8/31/04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING SECTION AUG 3 0 2004 WASH. D.C. 185

SEC FILE NUMBER
8- 19036

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/31/03** (MM/DD/YY) AND ENDING **06/30/04** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Barr Brothers & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, Suite 2400
(No. and Street)

New York	**NY**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Read **(212) 269-4500 Ext.512**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave.	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael J. Read, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barr Brothers & Co., Inc., as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LICIA M. GALASSO
Notary Public, State of New York
No. 01GA5061617
Qualified in Richmond County
Commission Expires June 10, 2006

Signature

Chief Financial Officer
Title

Licia M. Galasso
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Barr Brothers & Co., Inc.

Financial Statements and
Supplementary Information
June 30, 2004

Barr Brothers & Co., Inc.
Index
June 30, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholders of
Barr Brothers & Co., Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholders' equity, cash flows and changes in loan from stockholder subordinated to claims of general creditors present fairly, in all material respects, the financial position of Barr Brothers & Co., Inc. (the "Company") at June 30, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

August 26, 2004

Barr Brothers & Co., Inc.
Statement of Financial Condition
June 30, 2004

Assets	
Cash	$ 138,020
Trading securities, at market value	9,255,332
Net receivable for securities transactions not yet due for settlement	2,492,885
Receivable from customers	579,118
Investments, at market value	359,925
Interest receivable	141,003
Loans and advances receivable	250,982
Other assets	414,968
Total assets	$ 13,632,233
Liabilities and Stockholders' Equity	
Bank loans payable	$ 6,470,000
Payable to brokers and dealers	1,070,446
Income taxes payable	63,723
Accrued expenses and other liabilities	214,905
Total liabilities	7,819,074
Commitments (Notes 3 and 10)	
Liabilities subordinated to claims of general creditors	1,200,000
Stockholders' equity	
Capital stock, $1 par value; 200,000 shares authorized; 31,516 shares issued and outstanding	31,516
Capital in excess of par value	2,047,976
Retained earnings	2,906,334
	4,985,826
Less - Treasury stock, at cost, 15,800 shares	(372,667)
Total stockholders' equity	4,613,159
Total liabilities and stockholders' equity	$ 13,632,233

The accompanying notes are an integral part of these financial statements.

Barr Brothers & Co., Inc.
Statement of Operations
Year Ended June 30, 2004

Revenues	
Trading	$ 1,186,770
Interest	556,997
Investments	328,952
Joint account and underwriting	51,852
Total revenues	2,124,571
Expenses	
Compensation and employee benefits	1,111,386
Interest	223,443
Other	832,014
Total expenses	2,166,843
Net loss before provision for income taxes	(42,272)
Provision for income taxes	(17,000)
Net loss	$ (59,272)

The accompanying notes are an integral part of these financial statements.

Barr Brothers & Co., Inc.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2004

	Capital Stock		Capital in Excess of	Retained	Treasury Stock		
	Shares	Amount	Par Value	Earnings	Shares	Amount	Total
Balance at June 30, 2003	31,516	$ 31,516	$ 2,047,976	$ 2,965,606	(15,800)	$ (372,667)	$ 4,672,431
Net loss				(59,272)			(59,272)
Balance at June 30, 2004	31,516	$ 31,516	$ 2,047,976	$ 2,906,334	(15,800)	$ (372,667)	$ 4,613,159

The accompanying notes are an integral part of these financial statements.

Barr Brothers & Co., Inc.
Statement of Cash Flows
Year Ended June 30, 2004

Cash flows from operating activities		
Net loss	$	(59,272)
Adjustments to reconcile net loss to net cash provided by operating activities		
Noncash charges included in net loss		
Depreciation		33,566
Decrease (increase) in operating assets		
Trading securities		3,645,060
Net receivable for securities transactions not yet due for settlement		2,812,300
Receivable from brokers and dealers		51,606
Receivable from customers		(564,118)
Interest receivable		102,177
Loans and advances receivable		(49,435)
Other assets		(78,328)
Increase (decrease) in operating liabilities		
Payable to brokers and dealers		1,070,446
Payable to customers		(206,421)
Accrued compensation		(397,000)
Accrued pension and profit sharing		(354,000)
Income taxes payable		(7,567)
Accrued expenses and other liabilities		18,802
Net cash provided by operating activities		6,017,816
Cash flows from investing activities		
Proceeds from sale of investments		331,156
Purchase of fixed assets		12,692
Net cash provided by investing activities		343,848
Cash flows from financing activities		
Payment of bank loans		(6,285,000)
Net cash used in financing activities		(6,285,000)
Net increase in cash		76,664
Cash		
At June 30, 2003		61,356
At June 30, 2004	$	138,020
Supplemental disclosure of cash flow information		
Cash paid during the year for interest expense	$	238,819
Cash paid during the year for income taxes	$	44,766

The accompanying notes are an integral part of these financial statements.

Barr Brothers & Co., Inc.
Statement of Changes in Loan from Stockholder Subordinated to Claims of General Creditors
Year Ended June 30, 2004

Balance, July 1, 2003	$ 1,200,000
Increase/decrease	-
Balance, June 30, 2004	$ 1,200,000

The accompanying notes are an integral part of these financial statements.

1. ***Organization and Significant Accounting Policies***

Barr Brothers & Co., Inc. (the "Company") is a municipal securities dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions of the Company are recorded on a trade date basis. Trading and investment securities and securities sold but not yet purchased are valued at market value. All realized and unrealized gains and losses are currently reflected in income.

2. **Collateralization of Bank Loans**

As of June 30, 2004, securities with an aggregate market value of $11,572,361 consisting primarily of New York State investment grade securities, were pledged as collateral for the Company's outstanding bank loans. Interest accrues on these loans at the brokers call rate which fluctuates on a day-to-day basis.

3. **Financial Instruments with Off-Balance Sheet Risk**

In the normal course of business, the Company enters into municipal securities sale transactions as principal. If the securities subject to such transactions are not in the possession of the Company (for example, failed to receive), the Company may incur a loss if the securities the Company is obligated to deliver are not received and the market value has increased over the contract amount of the sale transaction.

In the normal course of business, in order to meet its hedging needs and to reduce its own exposure to market and interest rate risk, the Company enters into financial futures contracts. Financial futures contracts provide for the delayed delivery of financial instruments in which the seller agrees to make delivery at a specified future date, and at a specified price or yield. The contract or notional amount of these contracts reflects the Company's extent of involvement in these contracts and does not represent the Company's risk of loss due to counterparty nonperformance. At June 30, 2004, the Company was a party to financial futures contracts for sales with contract amounts of approximately $540,000. The Company clears all of its futures transactions through an unrelated counterparty and is exposed to off-balance sheet risk from adverse market fluctuations.

Additionally, the Company also enters in to when-issued municipal securities transactions. The Company is exposed to off-balance sheet risk to the extent of adverse market price movements in the underlying securities.

4. **Loans and Advances Receivable**

Loans and advances receivable are due from officers and employees of the Company. These loans and advances are unsecured, bear an interest rate of 7% and mature at various dates, the latest of

which is December 31, 2007. The Company earned interest income of $7,233 from these loans and advances during the year.

5. Profit-Sharing Plan

The Company has a discretionary profit-sharing plan which covers officers and employees. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes.

The plan provides for annual contributions, if any, subject to management discretion. There was no contribution payable for the year ended June 30, 2004.

6. Capital Stock Repurchase Agreement

Under the terms of a stockholders' agreement dated September 3, 1996, the Company is required to repurchase within 120 days all of the outstanding stock of any stockholder who either dies or retires from full-time employment with the Company, and may exercise its option to purchase within 30 days any outstanding shares for which a stockholder has received a bona fide offer. The purchase price would be based upon the net worth of the Company, as defined.

7. Loan from Stockholder Subordinated to the Claims of General Creditors

At June 30, 2004, the Company had outstanding a subordinated loan of $1.2 million which matures during November 2005 and bears an annual interest rate of 6%. This loan is covered by an agreement approved by the NASD for inclusion as equity by the Company in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that this loan is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

8. Income Taxes

The provision for income taxes of $17,000 is comprised entirely of state and local taxes.

At June 30, 2004, the Company had a net deferred tax asset of approximately $1.9 million, which is primarily attributable to net operating loss carryforwards. A full valuation allowance has been placed against the deferred tax asset. Management does not believe that the benefit related to the deferred tax asset is more likely than not to be realized.

As of June 30, 2004, the Company had a net operating loss carryforward for income tax purposes of approximately $4.1 million, which will begin to expire in 2009.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2004, the Company had net capital of $4,451,989 which exceeded the required net capital of $100,000 by $4,351,989. The ratio of aggregate indebtedness to net capital was .18 to 1.

10. Commitments

The Company's current office space lease expires December 27, 2009. The Company is required to pay its proportionate share of maintenance, insurance and taxes in addition to the minimum rentals. Rental expense for the fiscal year amounted to $286,772. The Company has a sub-lease agreement with a third party in which the Company received rental income of $61,732 during the year. Future minimum rental commitments are as follows:

Fiscal year ending June 30,	
2005	$ 225,700
2006	227,600
2007	229,400
2008	229,400
2009	229,400
Thereafter	114,700
	$ 1,256,200

FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

11. Related Party Transactions

In the normal course of business, the Company has an affiliation with Barr Brothers Advisors, Inc. Amounts resulting from these and other transactions, at June 30, 2004, which are included in other expenses on the statement of operations totaled $245,000.

12. Subsequent Event

In August 2004, the Company repurchased from another principal shareholder 8,670 shares of capital stock for a total cash consideration of $2,682,238.

Barr Brothers & Co., Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission
June 30, 2004

Supplementary Schedule I

Total stockholders' equity	$ 4,613,159
Loan subordinated to claims of general creditors	1,200,000
Stockholders' equity and subordinated loan	$ 5,813,159
Deductions and/or Charges	
Nonallowable assets	
Loans and advances receivable	251,117
Other nonallowable assets	417,967
Total non allowable assets	669,084
Other deductions	88,000
Total deductions and/or charges	757,084
Net capital before haircuts on securities positions	5,056,075
Haircuts on securities positions	604,086
Net capital	$ 4,451,989
Computation of Basic Net Capital Requirement	
Aggregate indebtedness	
Payable to brokers and dealers	$ 523,140
Accrued expenses and other liabilities	214,905
Income taxes payable	63,723
Aggregate indebtedness	$ 801,768
Net capital requirement (the greater of $6^2/_3$% of aggregate indebtedness or $100,000)	$ 100,000
Excess net capital	$ 4,351,989
Ratio of aggregate indebtedness to net capital	.18 to 1

There are no material differences between the above computation of net capital or aggregate indebtedness and the corresponding amended computation included in the Company's unaudited Part IIA FOCUS Report as of June 30, 2004.

Barr Brothers & Co., Inc.
Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Commission **Supplementary Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, as amended, as the Company's activities are limited to those set forth in the conditions for exemption appearing in clause (i) of subparagraph (k)(2) of the Rule, and the Company maintains a "Special Account for the Exclusive Benefit of Customers."

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and
Stockholders of Barr Brothers & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Barr Brothers & Co., Inc. (the "Company") for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company conducts business in accordance with the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3, we did not review the practices and procedures followed by the Company for the following:

1. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the

PRICEWATERHOUSECOOPERS

preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 26, 2004